Exhibit 99.1


FINANCIAL FEDERAL CORPORATION REPORTS RECORD THIRD QUARTER RESULTS

    *  Record Net Income - $12.7 million (14% increase)
    *  Record Diluted EPS - $0.48 (14% increase)
    *  Record Finance Receivables Outstanding - $2.1 billion
    *  Loss Ratio - 0.01% (annualized)

NEW YORK, NY:  June 4, 2007 - Financial Federal Corporation (NYSE:
FIF) today announced results for its third quarter ended April 30, 2007. Net income for the quarter increased 14% to $12.7 million from $11.2 million in the third quarter of fiscal 2006 due to higher average receivables. Diluted earnings per share also increased by 14% to $0.48 from $0.42. Finance receivables originated during the quarter were $307 million compared to $360 million in the third quarter of fiscal 2006.

For the first nine months of fiscal 2007 and 2006, net income was $37.3 million and $32.1 million, respectively, a 16% increase. Diluted earnings per share increased by 15% to $1.40 from $1.22. Finance receivables originated were $911 million in 2007 compared to $1.0 billion in 2006. Finance receivables outstanding grew at an annualized rate of 7% to $2.1 billion at April 30, 2007 from $2.0 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Our third quarter results are outstanding. Originations improved from the second quarter, but were not as strong as a year ago. Credit quality remained superb notwithstanding the rise in delinquencies. I continue to be optimistic about our prospects."

Steven F. Groth, CFO, remarked: "We repurchased 1.86 million shares of common stock for $50 million over the last three months and today we also announced a new $50 million repurchase program. These repurchases will have a positive effect on earnings per share and return on equity, and raised our leverage to a modest 4.3x. We also increased liquidity by issuing $125 million of five and seven year term notes with fixed rates of 5.48% and 5.57%, respectively."


Asset Quality
Asset quality measures continued at exceptional levels in the third quarter of fiscal 2007:
  * Net charge-offs were $33,000 or 0.01% (annualized) of average finance receivables compared to net recoveries of $101,000 or (0.02)% for the quarter ended January 31, 2007 and $89,000 or 0.02% in the quarter ended April 30, 2006.
  * Non-performing assets were 0.86% of total finance receivables at April 30, 2007 compared to 0.76% at January 31, 2007 and 0.65% at April 30, 2006.
  * Delinquent receivables (60 days or more past due) were 0.72% of total receivables at April 30, 2007 compared to 0.40% at January 31, 2007 and 0.25% at April 30, 2006.

There was a net recovery of $15,000 in the first nine months of fiscal 2007 compared to net charge-offs of $198,000 or 0.01%
(annualized) of average finance receivables for the first nine months of fiscal 2006.

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Other Financial Highlights
  * Net interest margin declined to 5.32% in the third quarter from 5.34% in the third quarter of fiscal 2006.
  * No provisions for credit losses were recorded in the third quarter or the first nine months of fiscal 2007 and 2006 because of low net charge-off levels and receivables growth.
  * Salaries and other expenses increased by 5% to $6.3 million in the third quarter from $6.0 million in the third quarter of fiscal 2006. The efficiency ratio improved to 23.2% from 24.6% and the expense ratio improved to 1.23% from 1.31%.
  * Return on equity improved to 12.7% from 12.0% in the quarter of fiscal 2006 because of the common stock repurchases in the third quarter.


Conference Call
The Company will host a conference call June 5, 2007 at 11:00 a.m.
(ET) to discuss its third quarter results. The call can be listened to on the Company's website www.financialfederal.com
(click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000

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               CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                              Three months ended    Nine months ended
                                       April 30,            April 30,
---------------------------------------------------------------------
                                  2007      2006       2007      2006
=====================================================================
Finance income                 $47,490   $41,429   $141,803  $117,420
Interest expense                20,541    17,172     62,506    47,463
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables        26,949    24,257     79,297    69,957
Provision for credit losses
  on finance receivables             -         -          -         -
---------------------------------------------------------------------
  Net finance income            26,949    24,257     79,297    69,957
Salaries and other expenses      6,243     5,957     18,494    17,216
---------------------------------------------------------------------
Income before income taxes      20,706    18,300     60,803    52,741
Provision for income taxes       7,996     7,148     23,468    20,616
---------------------------------------------------------------------
    NET INCOME                 $12,710   $11,152   $ 37,335  $ 32,125
=====================================================================
Earnings per common share:
    Diluted                      $0.48     $0.42      $1.40     $1.22
    Basic                        $0.49     $0.43      $1.43     $1.24
=====================================================================
Number of shares used:
    Diluted                     26,529    26,590     26,730    26,417
    Basic                       26,042    26,017     26,177    25,844
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                            (In thousands)

=====================================================================
                                 April 30,     July 31,     April 30,
                                      2007         2006          2006
=====================================================================
ASSETS
Finance receivables             $2,097,937   $1,991,688    $1,921,678
Allowance for credit losses        (24,115)     (24,100)      (24,027)
---------------------------------------------------------------------
   Finance receivables - net     2,073,822    1,967,588     1,897,651
Cash                                12,724        8,143        11,408
Other assets                         9,617       12,613         9,386
---------------------------------------------------------------------
TOTAL ASSETS                    $2,096,163   $1,988,344    $1,918,445
=====================================================================
LIABILITIES
Debt                            $1,632,700   $1,527,661    $1,473,334
Accrued interest, taxes and
  other liabilities                 80,526       70,304        67,084
---------------------------------------------------------------------
   Total liabilities             1,713,226    1,597,965     1,540,418

STOCKHOLDERS' EQUITY               382,937      390,379       378,027
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY    $2,096,163   $1,988,344    $1,918,445
=====================================================================

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